Exhibit 99.3

Cable and Wireless plc (“the Company”) was notified on 17th February 2003 that pursuant to section 198 to 202 of the Companies Act 1985 (“the Act”), Barclays PLC has an interest in 89,291,409 Ordinary Shares of 25 pence each in the issued Ordinary Share capital of the Company.

This holding represents 3.7468 per cent of the issued Ordinary Share capital of the Company.